UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2019
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number: 001-35764

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

PBF ENERGY RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

PBF ENERGY INC.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

PBF ENERGY RETIREMENT SAVINGS PLAN

*All other schedules required by 29 CFR. §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PBF Holding Company LLC Retirement Plan Committee

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the PBF Energy Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information, is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Friedman LLP

We have served as the Plan’s auditor since 2012.

East Hanover, NJ
June 23, 2020

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS
Investments, at fair value	$488,145,636	$334,424,675

Receivables:
Employer contributions	899,515	1,169,205
Participant contributions	—	548,708
Notes receivable from participants	15,199,846	12,745,312
	16,099,361	14,463,225

Total assets	504,244,997	348,887,900

Net assets available for benefits	$504,244,997	$348,887,900

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

Additions
Investment income:
Net appreciation in fair value of investments	$67,839,388
Interest and dividends	16,094,266
Total investment income	83,933,654

Interest income on notes receivable from participants	762,204

Contributions:
Participants	45,108,924
Employer	28,411,258
Rollover	6,951,244
Other	92,371
Total contributions	80,563,797

Total additions	165,259,655

Deductions
Benefits paid to participants	25,468,839
Administrative expenses	183,677
Total deductions	25,652,516

Transfer of assets to the Plan	15,749,958

Net increase in net assets available for benefits	155,357,097

Net assets available for benefits:
Beginning of year	348,887,900
End of year	$504,244,997
See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF PLAN

General

The PBF Energy Retirement Savings Plan (the “Plan”) is a qualified retirement plan covering certain of PBF Energy Inc.’s and its subsidiaries’ employees in the United States of America (“U.S.”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As used in this report, the term “PBF Energy” or the “Company” may refer, depending upon the context, to PBF Energy Inc., one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration

PBF Holding Company LLC (“PBF Holding”), a subsidiary of PBF Energy, is the Plan sponsor. PBF Energy is a publicly traded independent petroleum refining company, which then owned five refineries and related logistics assets in the U.S. with approximately 3,442 employees as of December 31, 2019. Subsequent to December 31, 2019, as discussed in Note 8, PBF Energy acquired a sixth refinery.

The PBF Holding Company LLC Retirement Plan Committee (the “Administrative Committee”), which consists of persons selected by PBF Holding, serves as the Plan Administrator. The members of the Administrative Committee are employees of the Company who serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) is the trustee and record keeper of the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation

Employees at PBF Energy’s U.S. locations are eligible to participate in the Plan on the first day of the month following the completion of thirty days of service with the Company. The Plan has an automatic enrollment feature for new eligible employees with the initial contribution rate set at 3% of compensation, contributed on a pre-tax basis. Participants can change these options and can also elect not to contribute to the Plan. If participants are contributing less than 7% of pay, their pre-tax contribution percentage will be automatically increased 1% each July until they are contributing 7% in total to the Plan. Participants may opt out of this auto-increase feature if they do not want to have their contribution rate increased. Contractors and part-time employees, as defined in the Plan, are excluded from participating in the Plan.

Contributions

Eligible employees may make pre-tax contributions of a percentage of their eligible compensation, as defined by the Plan, and subject to Internal Revenue Code (the “Code”) limitations.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Participants may also make designated Roth 401(k) (“Roth”) contributions to the Plan. The Code established a combined annual pre-tax and Roth contribution limit of $19,000 and $18,500 for the years ended December 31, 2019 and 2018, respectively. Participants 50 years of age or older can contribute an additional catch-up contribution of up to $6,000 for the years ended December 31, 2019 and 2018. Additionally, the Plan offers participants the option to make traditional after-tax contributions. Participants have the ability to contribute up to 50% of their pay on a combined pre-tax, Roth and/or traditional after-tax basis.

The Plan sponsor makes safe-harbor matching contributions in the amount of 200% of each participant’s pre-tax and Roth elective deferral that does not exceed 3% of compensation for the plan year, as defined by the Plan. The safe-harbor matching contributions are 100% vested immediately. The Plan sponsor does not match traditional after-tax contributions. Eligible employees may also elect to roll over distributions from a former employer’s qualified retirement plan into the Plan.

Investment Options

Participants direct 100% of their contributions into investments offered by the Plan. The Plan offers, as investment options, various Vanguard mutual fund accounts and PBF Energy Inc. Class A common stock. Participants can elect to allocate up to 10% of their contributions to PBF Energy Inc. Class A common stock. Participants may change their investment options in accordance with the Plan’s provisions.

The Pension Protection Act created the Qualified Default Investment Alternative (the “QDIA”), which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. The Plan Administrator selected the Vanguard Target Retirement Fund with the target date closest to the participant’s estimated retirement date as its QDIA.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect the Company’s matching contributions, participant’s contributions and withdrawals, income, expenses and investment gains and losses attributable to the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their participant accounts.

Notes Receivable from Participants

Participants may borrow from their account balance, up to the lesser of 50% of the vested balance or $50,000. The interest rate on loans is established based on the prime rate plus 1%. The interest rate as of December 31, 2019 was 5.75% for general purpose and principal residence loans. The loan repayment schedule can generally be no longer than 60 months, except in the case of a loan for the purchase of a participant’s principal residence, which can be up to 120 months. Principal and

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

interest is paid ratably through payroll deductions. Participants are subject to a 90 day waiting period between paying off a loan and obtaining a new loan.

Payment of Benefits

Participants receive the full amount of their vested account balances in the event of normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after the age of 59½. Certain hardship withdrawals are also permitted. Distributions may be made in a lump-sum payment or in partial payments at the Participant’s election. Generally, participants with vested balances greater than $5,000 can elect to defer distribution of their account until the minimum required distributions rules apply, in accordance with the terms of the Plan and the Code.

Hardship Withdrawals

The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant, as determined by the Plan Administrator, in accordance with the terms of the Plan.

Transfers of Assets to the Plan

During the year ended December 31, 2019, there was a total of $15,749,958 of assets transferred into the Plan from another qualified retirement plan, which was acquired as a result of a business acquisition that occurred during 2018. The acquired retirement plan was terminated in 2019 and the assets were transferred into the Plan.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets, reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan Administrator

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

deems the participant loan to be a distribution, the participant loan balance is reduced and a deemed distribution is recorded.

Investment Valuation

The Plan investments are presented at their fair value. A fair value hierarchy is used that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs that reflect management’s own assumptions.

The valuation methods used to value the Plan investments are as follows:

Mutual funds –Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that value. The mutual funds are deemed to be actively traded and are classified as Level 1 investments.

Common stock –Valued at the daily closing price as reported by the applicable stock exchange. PBF Energy Inc. Class A common stock trades on the New York Stock Exchange and is actively traded and is classified as a Level 1 investment.

Income Recognition

Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on the sale of investments and the net unrealized appreciation (depreciation) of investments, based on the value of assets at the beginning of the year or at the time of purchase during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan expenses not paid by the Company are paid out of the Plan’s assets provided that such payment is consistent with ERISA.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Management Fees and Operating Expenses

Management fees to the Trustee and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected in the net appreciation in fair value of such investments.

3 - FAIR VALUE MEASUREMENTS

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:
•Common stocks and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges or published NAVs and are categorized in Level 1 of the fair value hierarchy.

	As of December 31, 2019
	Fair Value Hierarchy			Total Fair Value
	Level 1	Level 2	Level 3
Total Mutual Funds	$481,480,990	$—	$—	$481,480,990

PBF Energy Inc. Class A common stock	6,664,646	—	—	6,664,646

Investments, at fair value	$488,145,636	$—	$—	$488,145,636

	As of December 31, 2018
	Fair Value Hierarchy			Total Fair Value
	Level 1	Level 2	Level 3
Total Mutual Funds	$329,638,666	$—	$—	$329,638,666

PBF Energy Inc. Class A common stock	4,786,009	—	—	4,786,009

Investments, at fair value	$334,424,675	$—	$—	$334,424,675

4 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks that may be impacted by external financial, business and other factors including economic downturns, natural disasters or pandemic illness. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits. Additionally, the investments the Plan invests in may change their distribution or dividend policies, which could have an effect on the value of the investment securities.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including impact from external factors such as natural disasters, pandemic illness, real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

5 - INCOME TAX STATUS
The Company adopted a pre-approved prototype plan offered by the Trustee. The Internal Revenue Service (the “IRS”) has determined that the prototype plan, by letter dated May 28, 2014, is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

GAAP requires the Plan’s Administrative Committee to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan’s Administrative Committee, with the assistance and advice of PBF Energy’s tax department, the Trustee and other external advisors, as applicable, has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of mutual fund accounts managed by the Trustee. In addition, the Plan allows for loans to participants and investment in PBF Energy Inc. Class A common stock. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record-keeping and financial reporting of the Plan. The Company pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that this report was available to be issued, June 23, 2020.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Martinez Acquisition

On February 1, 2020, the Company completed its acquisition of the Martinez refinery and related logistics assets (collectively, the “Martinez Acquisition”) from Equilon Enterprises LLC d/b/a Shell Oil Products US. The Martinez refinery, located in Martinez, California, is a high-conversion, dual-coking facility that is strategically positioned in Northern California and provides for operating and commercial synergies with the Torrance refinery located in Southern California. In addition to refining assets, the Martinez Acquisition includes a number of onsite logistics assets, including a deep-water marine facility, product distribution terminals and refinery crude and product storage facilities.

Subsequent to the Martinez Acquisition, and in compliance with the Plan, the employees of the Martinez refinery and related logistics assets are eligible to participate in the Plan.

COVID-19

The recent outbreak of the novel coronavirus (“COVID-19”) pandemic and certain developments in the global oil markets are negatively impacting worldwide economic and commercial activity and financial markets, as well as global demand for petroleum and petrochemical products. The COVID-19 pandemic and related governmental responses have also resulted in significant business and operational disruptions, including business closures, supply chain disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces and has resulted in significantly lower demand for refined petroleum products. The overall impact of the COVID-19 pandemic on the global economy and business operations has significantly affected the market values of many types of investments over a wide range of industries and investment types and has also caused unprecedented market volatility, including the share price of PBF Energy Inc. Class A common stock. This heightened market risk and volatility could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Plan management is unable to estimate the total impact the pandemic will have on the Plan and the complete impact of COVID-19 on the Plan’s net assets available for benefits, and changes in net assets available for benefits, is unknown and is dependent on the duration of the pandemic and the effectiveness of the actions undertaken by national, regional, state and local governments and health officials to contain the virus or treat its effects, and how quickly and to what extent economic conditions improve and normal business and operating conditions resume.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was passed by Congress. The CARES Act contains several provisions that temporarily impact retirement savings plans. These provisions include waiver of required minimum distributions for 2020, a new hardship withdrawal option related to the COVID-19 pandemic, certain increased loan limits and suspension of certain loan repayments. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. Plan management has adopted certain relief provisions included in the CARES Act and continues to evaluate other provisions.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 27-2198168 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

		(c) Description of investment, including
	(b) Identity of issuer, borrower,	maturity date, rate of interest,		(e) Current
(a)	lessor, or similar party	collateral, par or maturity value	(d) Cost	Value
*	PBF Energy Inc.	Class A Common Stock	**	$6,664,646
*	The Vanguard Group	Vanguard Federal Money Market Fund	**	13,359,186
*	The Vanguard Group	Vanguard Institutional Index Fund	**	47,973,914
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2015	**	6,882,346
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2020	**	25,672,107
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2025	**	38,113,026
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2030	**	39,882,942
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2035	**	33,848,506
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2040	**	31,970,908
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2045	**	30,689,755
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2050	**	24,752,288
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2055	**	15,743,087
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2060	**	5,232,650
*	The Vanguard Group	Vanguard Institutional Tgt Retirement 2065	**	170,549
*	The Vanguard Group	Vanguard Institutional Tgt Retirement Income	**	7,669,616
*	The Vanguard Group	Vanguard Int’l Growth Fund Admiral Shares	**	32,793,778
*	The Vanguard Group	Vanguard Mid-Cap Growth Fund	**	22,737,801
*	The Vanguard Group	Vanguard Sm-Cap Index Fund Institutional	**	22,308,185
*	The Vanguard Group	Vanguard Total Bd Mkt Indx Admiral Shares	**	22,588,966
*	The Vanguard Group	Vanguard U.S. Growth Fund Admiral Shares	**	18,801,015
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	**	26,444,773
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	**	13,845,592
				$488,145,636

*	Participants	Participant loans maturing 2020 to 2029 at interest rates of 4.25% - 6.50%	**	15,199,846
				$503,345,482

*	Denotes party-in-interest to the Plan.
**	Omitted all participant-directed transactions under an individual account plan.

See accompanying report of independent registered accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the PBF Holding Company LLC Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBF Energy Retirement Savings Plan

Date:	June 23, 2020	By:	/s/ John E. Luke
John E. Luke Chairman of the PBF Holding Company LLC Retirement Plan Committee Treasurer, PBF Energy Inc.